United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Press Release

Vale informs on court decision which denies request for freezing order

Rio de Janeiro, October 6th, 2020 - Vale SA (“Vale” or “Company”) informs, in continuity to the press release dated of August 26th, 2020, that Judge Elton Pupo Nogueira, of the 2nd Public Finance Court of Belo Horizonte, rejected the request for the freezing of R$ 26.7 billion filed by the Public Prosecution Office of the State of Minas Gerais (MPMG) and other plaintiffs in the Public Civil Action¹ of Brumadinho, referring to the rupture of the B1 Dam, located in Córrego do Feijão.

The decision takes into consideration that Vale “has been actively cooperating with the development of the legal proceeding, as well as making efforts and expending financial resources to repair all the damages identified in the process”. The disbursement of approximately R$ 7.8 billion in remedial and compensatory measures and R$ 1.5 billion for fighting COVID-19 was highlighted, in addition to the fact that Vale injected approximately R$ 1 billion into the economy of the Brumadinho region. The decision also mentions that approximately R$ 10 billion in net guarantees, presented by Vale, are available in the proceeding, and that the Company has defrayed all the research and technical investigations ordered by the court, without showing any resistance to the assessment of the damage.

The company reiterates its commitment to the reparation and the compensation of damages caused by the rupture of the dam, which started immediately after the event.

Luciano Siani Pires

Executive Officer of Investor Relations

¹ Filed on January 25th, 2019.

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: October 6, 2020		Head of Investor Relations